DATE: September 10th 2004

TRADING SYMBOL:

TORONTO & OSLO: CRU

FRANKFURT: KNC, OTC-BB-other: CRUGF

NEWS RELEASE

New exclusive Gold License in South Greenland

LONDON, United Kingdom, DATE: September 10th 2004. Crew Gold Corporation (“Crew”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.

Crew is pleased to announce that the Greenlandic authorities have processed Crew Gold Corporation’s application for an exclusive license of a new exploration area covering 284 sq km in South Greenland. The new area, named Akuliaruseq, holds a high potential for gold mineralization, as exemplified by the recent find of visible gold and a sample, which returned 109 g/t gold. The Akuliaruseq license is held 100% by Crew and is located NW of the existing gold licenses of Nanortalik IS, where Crew has a 74% ownership and some 40 km NW of Nalunaq Gold Mine AS, Greenland’s first gold mine, owned 82% by Crew Gold

In addition to this license, Crew Gold has also received a non-exclusive Prospecting License covering the entire West Greenland from Cape Farewell in the South to Washington Land in the North. This license will allow the company to examine other potential mineral prospects without any further permitting and to claim exclusive licenses for these as required. This move underlines the Company’s decision to expand its activities and to make exploration for commercial mineral deposits in Greenland one of its main priorities, in particular for precious metals.

The company currently controls 11 license areas covering gold and platinum, as well as a large deposit of the industrial mineral, olivine in various parts of West Greenland and has an exploration budget of well over USD 2 million for 2004. Based on the new licenses and encouraging results from this year’s exploration programs on the Nalunaq and the Nanortalik license areas, next year’s exploration budget is expected to be higher. Furthermore exploration will most likely take place all year around.

The Akuliaruseq license area is considered particularly promising in view of its location along one of the largest crustal shear-zones recognized in South Greenland, the Sardloq Shear Zone. Several years of systematic exploration activities by Crew and Nunaminerals as well as by the Geological Survey of Denmark and Greenland (GEUS), has added increasing evidence for the significance of these transcrustal shear zones in the formation of gold mineralization. Last year, a sample with visible gold was collected from the area and awarded first prize in the national mineral collection competition, “Ujarassiorit”.  The Company has been fully aware of this find.  It was a combination of existing gold anomalies in other parts of the concession and new observations made by our exploration team this year, which prompted the application of an exclusive license for the Akuliaruseq area. The Company is planning an extensive field campaign in the 2005 season.

Niaqornarsuk Gold Project Update

The summer’s exploration work in the 523 sq. km Nanortalik concession, owned 74% by Crew, revealed a number of interesting new discoveries. Last year’s indication of several parallel, large-scale, NNE-trending mineralization zones was supported by the identification of several significant systems with encouraging mineralization, which have not been registered earlier. Visible gold was not encountered, but previous sampling in connecting parts has shown that the systems are highly anomalous in gold. Detailed sampling was conducted of the mineralized veins that revealed a mineral assemblage which has previously been found to be characteristic of gold-bearing systems in the sulfide poor, predominantly granite hosted vein systems of the region. Structurally, the quartz veins forms shear-related systems with a pronounced ladder structure, indicating both left-lateral and right lateral wrench in various parts of the systems. These features are considered promising indicators for gold mineralization, where sudden pressure drops may focus pregnant solutions into the dilatant fracture systems and cause precipitation of gold and sulfides.

During the summer program a particularly encouraging mineral occurrence was discovered, consisting of more than 30 parallel quartz veins, all with significant sulfide aureoles, and covering more than a 100 meter wide zone of several hundred meters strike-length before being covered by the valley floor sediments. Significant extension along strike is anticipated. Visible gold has not been observed so far, however systematic sampling of this and the other discoveries has been completed and the samples are currently being prepared for assaying of gold and other pathfinder metals. The assays will be completed as soon as possible.

The Company is encouraged by the apparent magnitude of the recent discoveries, which may be sufficient to explain the exceptionally high background values for gold in the district. The location of the new discoveries along the main valley of Niaqornarsuk also makes access and further development manageable even during the winter period, if warranted. The Company will pursue these discoveries, which they consider to represent a potential breakthrough for the many years’ exploration activities in the remarkably anomalous Niaqornarsuk peninsula.

This summers findings further strengthens Crew’s view that South Greenland represents a promising new gold region and that the licenses Crew holds alone and with its partner, may represent a major opportunities for the Company. This upside will be aggressively pursued over the years to come. With more than 10 years presence, detailed knowledge about Greenland and its geology, one mine in production and a second in production by next year, excellent relations to the authorities, large license areas etc, Crew holds a unique position in Greenland that we are convinced will generate substantial shareholder value in future.

Jan A. Vestrum

President & CEO

This news release contains certain "Forward-Looking Statements". All statements, other than statements of historical fact, included in this release, and/or statements made by company officers or directors at any given time, as well as Crew’s future plans are such forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Crew does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

For more information please contact our UK Head Office (TEL +44 -1932 268755) or by email to enquiries@crewgold.com For more information about Crew, additional contact information or to subscribe to future news releases, please visit our new website www.crewgold.com